EXHIBIT 12.1

SAN DIEGO GAS & ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

						Three months ended
	2001	2002	2003	2004	2005	31-Mar-06
Fixed Charges and Preferred Stock Dividends:
Interest	$96	$83	$78	$71	$77	$23
Interest portion of annual rentals	3	2	2	2	3	1

Total fixed charges	99	85	80	73	80	24
Preferred stock dividends (1)	11	9	9	8	6	2

Combined fixed charges and preferred stock dividends for purpose of ratio	$110	$94	$89	$81	$86	$26

Earnings:
Pretax income from continuing operations	$324	$300	$488	$361	$356	$83
Total fixed charges (from above)	99	85	80	73	80	24
Less: interest capitalized	(1)	(1)	(1)	(1)	(1)	—

Total earnings for purpose of ratio	$422	$384	$567	$433	$435	$107

Ratio of earnings to combined fixed charges and preferred stock dividends	3.84	4.09	6.37	5.35	5.06	4.12

Ratio of earnings to fixed charges	4.26	4.52	7.09	5.93	5.44	4.46

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods